Exhibit 99.1

Toronto, February 24, 2009	No.08/09

IAMGOLD Announces Fourth Quarter and 2008 Year-End Results
Production, Revenues and Operating Cash Flow Rise to Record Levels

All dollar amounts are expressed in US dollars, unless otherwise indicated. This press release contains unaudited numbers.

2008 Highlights

•	Record gold production of 997,000 ounces exceeds January 2008 original projection by 8%. Cash costs (1) for 2008 were $459 per ounce and in line with January 2008 guidance.

•	Record revenues of $869.6 million, a 28% increase over the prior year. Fourth quarter revenues reached $209.6 million, an 8% increase over the same quarter of 2007.

•
Operating cash flow for 2008 more than doubled to $254.5 million ($0.86 per share).  Operating cash flow during the fourth quarter of 2008 was $65.2 million ($0.22 per share) compared to $56.6 million in the fourth quarter of 2007.

•
Commitment of “ZERO HARM” to employees, communities and environment demonstrated by a 24% reduction in total accident frequency, zero fatality and no significant impact to communities and the environment.

•
Adjusted net earnings(2) climbed 87% for the full year of 2008 to $107.5 million ($0.36 per share).  Net loss for the full year was $9.9 million ($0.03 per share) including a non-cash impairment charge of $117.4 million (net of income taxes) primarily related to the Buckreef project in Tanzania.  The net loss in 2007 was $42.1 million ($0.14 per share) including an impairment charge of $99.6 million for the Mupane property.

•
Fourth quarter adjusted net earnings(2) were $16.4 million ($0.06 per share), 14% higher than the same quarter of 2007.  The net loss for the fourth quarter of 2008 was $96.4 million ($0.33 per share) compared to net earnings of $8.5 million ($0.03 per share) in the fourth quarter of 2007.

•
Financial position remains very strong at year end with cash and cash equivalents (net of bank debt) and gold bullion at market of $219 million, together with availability under a line of credit of $80 million.

•	Announced eighth straight annual dividend - $0.06 per share totaling $17.7 million.

•	Announced acquisition of Orezone Resources Inc. (Essakane project), one of West Africa’s largest undeveloped gold properties. The transaction is expected to close on February 25, 2009.

•
Gold reserves increased by 20% or 1.6 million ounces to 9.6 million ounces, which more than replaces the depletion in 2008.  A further 3.1 million ounces will be added to reserves with the Orezone Resources Inc. acquisition.  Niobium reserves increased by 36% to 137,800 tonnes of contained Nb2O5 representing an 18 year mine life at current production rates.

•	The Company acquired 84.55% of the common shares of Euro Ressources S.A. - cost reduction focus driving down per ounce royalty cost at the Rosebel mine by $40-$50 based on recent gold prices.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

CEO Commentary

“2008 was an outstanding year in terms of operational results achieving record revenues and record operating cash flow.  Gold production exceeded guidance for 2008 while cash costs were on plan.  We are very proud of the safety performance achieved by employees in 2008.  IAMGOLD has taken the next step to establish itself as a high quality operator with a strong and effective management team.  The acquisition in early 2009 of the Essakane property in West Africa will expand our resource base and further demonstrate the Company’s expertise in construction and development, in a region where we have been engaged for nearly 20 years.  Management continues to evaluate additional opportunities to maximize the Company’s growth potential and shareholder value,” stated Joseph Conway, President & CEO.

Summarized Financial Results

(in $ millions, except where noted)	Three months ended December 31,		Year ended December 31,
(unaudited)	2008	2007	2008	2007

Results of Operations	$	$	$	$
Revenues	209.6	194.2	869.6	678.1
Mining costs	100.1	114.2	451.8	426.5
Depreciation, depletion and amortization	41.0	38.1	169.6	117.6
Earnings from mining operations	68.5	42.0	248.2	134.1
Earnings from working interests	1.7	7.9	24.3	25.4
Total earnings from operations and working interests(4)	70.2	49.9	272.5	159.5

Net earnings (loss)	(96.4)	8.5	(9.9)	(42.1)
Impairment charges (net of related income taxes)	112.8	5.9	117.4	99.6
Adjusted net earnings(2)	16.4	14.4	107.5	57.5

Basic and diluted net earnings (loss) per share ($/share)	(0.33)	0.03	(0.03)	(0.14)
Adjusted basic and diluted net earnings per share(2) ($/share)	0.06	0.05	0.36	0.20

Cash Flows
Operating cash flow	65.2	56.6	254.5	117.1

Gold sales (including working interests)
Gold sales (000oz – IMG share)	253	244	997	962
Average realized gold price ($/oz)	793	787	855	693

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Revenues

Revenues for the full year of 2008 reached a record $869.6 million, a 28% increase over the prior year.  Fourth quarter revenues reached $209.6 million, an 8% increase over $194.2 million for the same quarter of 2007.

Revenues for the fourth quarter of 2008 increased compared to the fourth quarter of 2007 primarily due to higher gold production and higher niobium prices.  Revenues for the full year of 2008 increased significantly compared to 2007, driven by higher gold and niobium prices and gold production.

Mining Costs

Mining costs for the fourth quarter of 2008 decreased compared to 2007 with the purchase of royalties related to the Doyon division and the Rosebel mine.  Additionally, movements in the average exchange rate between the Canadian and US dollar positively impacted mining costs for the Canadian operations.

Increased mining costs for the full year of 2008 compared to 2007 were due to higher royalty expenses and operating costs.  Higher royalty expenses were attributable to an increase in the average gold price as well as higher gold production.  The cost of diesel fuel and other mining consumables increased significantly for the majority of the year.  Movements in the average exchange rate between the Canadian and US dollar negatively impacted full year mining costs for the Canadian operations.

Rising input costs were mitigated as IAMGOLD continued its focus on cost improvement measures across all operations including the change from contract mining to owner mining at Mupane, fleet and mine planning optimization at Rosebel, and acceleration of the Sleeping Giant mine closure.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization for the fourth quarter and the full year of 2008 increased as a result of higher production and the effect of the prospective application of adjustments made at the end of 2007 to finalize the purchase price equation for the Cambior acquisition.  The closure of Sleeping Giant in October 2008 and increases in reserves at Mupane and Niobec partially offset the above.

Earnings from Working Interests

Fourth quarter earnings from working interests, related to the Tarkwa and Damang mines, were lower compared to the fourth quarter of 2007 as a result of lower sales volume and higher mining costs.  Year over year earnings from working interests remained steady as higher realized gold prices partially offset the impact of higher operating and administrative costs.

Net Earnings (loss)

The net loss for the fourth quarter of 2008 was $96.4 million ($0.33 per share) compared to net earnings of $8.5 million ($0.03 per share) in the fourth quarter of 2007.  The net loss was the result of non-cash impairment charges largely associated with the Buckreef project in Tanzania.  Net loss for the full year of 2008 was $9.9 million ($0.03 per share) compared to a net loss of $42.1 million ($0.14 per share) in 2007.

Impairment Charges

Asset and goodwill non-cash impairment charges for 2008 consist of $4.6 million recorded in the third quarter relating to capitalized exploration expenditures and $125.3 million ($112.8 million net of income taxes) recorded in the fourth quarter of 2008 relating primarily to the Buckreef project in Tanzania.  In 2007 a non-cash pre-tax impairment charge of $99.6 million related to Mupane was recorded.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Adjusted Net Earnings (2)

Adjusted net earnings increased during the fourth quarter and the full year of 2008 compared to 2007 mainly due to stronger earnings from operations (as described above).  Higher corporate administration expenses in 2008 are mainly due to an expanded management team and corporate initiatives dedicated to delivering improved results.  One-time pre-tax expenses in 2008 included a $4.9 million termination benefit recorded in the fourth quarter of 2008 relating to the closing of the Doyon and Mouska mines planned for in 2009 and early 2010, respectively, and a VAT receivable write down of $5.4 million.  The Company also increased its exploration expenses in 2008 by 18% to $33.6 million.

Cash Flow and Liquidity Position

Operating cash flow during the fourth quarter of 2008 was $65.2 million ($0.22 per share) compared to $56.6 million ($0.19 per share) in the fourth quarter of 2007.  Operating cash flow in 2008 was $254.5 million ($0.86 per share) compared to $117.1 million ($0.40 per share) in 2007.  The significant increase in operating cash flow was mainly driven by higher niobium and gold prices.  The majority of operating cash flow was re-invested in expanding existing operations and pursuing new growth opportunities.

IAMGOLD ended the year with $219 million in cash and cash equivalents (net of bank debt) and gold bullion at market.  The Company has approximately $80 million of available credit remaining on its facility net of the $50 million draw and approximately $10 million in Letters of Credit. The Company is actively reviewing funding sources to support its current acquisition activities and potential new opportunities that fit the IAMGOLD portfolio.

In 2009, the Company entered into contracts to sell approximately 74,000 of the 174,000 ounces of gold held at December 31, 2008.  The approximate selling price and cost of $900 and $400 respectively, will yield a gain before income taxes of nearly $37 million.

IAMGOLD Attributable Gold Production and Costs

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

(Unaudited)	Gold Production		Total Cash Cost(1)		Gold Production		Total Cash Cost(1)
	Three months ended		Three months ended		Year ended		Year ended
	December 31,		December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007	2008	2007
IMG Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	86	77	404	403	315	263	466	452
Doyon Division (100%)	33	34	419	529	118	131	548	528
Sleeping Giant (100%)	6	18	94	418	69	67	303	358
Mupane (100%)	30	23	271	482	101	86	367	548
Joint Venture
Sadiola (38%)	49	40	351	406	172	140	389	401
Yatela (40%)	16	22	512	231	66	120	514	217
	220	214	377	416	841	807	440	423
Working interests
Tarkwa (18.9%)	26	30	584	452	119	124	521	395
Damang (18.9%)	9	9	635	628	37	34	676	533
	35	39	598	491	156	158	558	425
Total	255	253	408	427	997	965	459	423
Cash cost excluding royalties			364	372			403	378
Royalties			44	55			56	45
Cash cost			408	427			459	423

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Consolidated gold production and cash costs

IAMGOLD’s total attributable gold production in the fourth quarter and for the full year of 2008 increased by 1% and 3% respectively, as a result of higher throughput at Rosebel and Mupane in addition to higher gold grades and recoveries at Sadiola.

Fourth quarter cash costs of $408 per ounce decreased 15% over the third quarter of 2008 and were down by 4% over the same period last year.

Cash cost per ounce of gold produced in 2008 was in line with the original guidance of $455-$470 per ounce issued in January 2008 as higher production and higher productivity were offset by increases in energy and other input costs.

The following table summarizes the change in the consolidated cash cost per ounce of gold from 2007 to 2008.

Three months ended December 31		Year ended December 31
$/oz		$/oz
Increase (decrease) in consolidated cash cost of IAMGOLD operated mines and Mali joint ventures	(29)	18
Impact of higher cash costs at Tarkwa and Damang	10	18
Increase (decrease) in consolidated cash costs, compared to 2007	(19)	36

Cash costs per ounce of gold at IAMGOLD operations and the Mali joint ventures decreased during the fourth quarter of 2008 compared to the fourth quarter of 2007 as a result of higher gold production, lower energy costs, lower royalty expenses and lower costs at Sleeping Giant as it neared the end of its life.

Cash costs per ounce of gold at IAMGOLD operations and the Mali joint ventures were higher year over year mainly due to higher royalty expenses and energy costs, partially offset by higher gold production.

Cash costs per ounce for the fourth quarter and full year at Tarkwa were impacted by a decline in production due to lower recoveries in the heap leach plant.  Cash costs per ounce for the fourth quarter and full year at Damang increased as a result of higher costs associated with consumables, energy and waste stripping.

Rosebel Mine, Suriname

Rosebel’s production increased in the fourth quarter and for the full year in 2008 compared to 2007 by 12% and 20% respectively, due to a new and enhanced mining fleet, a revised pit design, processing of higher gold grades and other efficiency initiatives.

Cash costs per ounce increased marginally in the fourth quarter and for the full year compared to 2007 as increased productivity and the acquisition of a participation royalty right partially offset higher input costs.

Doyon Division, Canada

The Doyon Division’s gold production declined slightly in the fourth quarter of 2008 and full year as compared to 2007.  The decline in production reflects the expected reduction in tonnage mined as the mines are nearing closure.

Cash costs per ounce declined by 21% in the fourth quarter of 2008 compared to 2007 primarily as a result of a decline in royalty expenses.  Cash costs per ounce for the full year of 2008 were 4% higher compared to 2007 due mainly to lower production.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Sleeping Giant Mine, Canada

The fourth quarter and full year production and cash costs per ounce for 2008 reflects the completion of mining and mill operations at the Sleeping Giant mine.  The sale of the Sleeping Giant mine occurred in the fourth quarter of 2008.

Mupane mine, Botswana

Gold production increased by 30% during the fourth quarter and by 17% for the full year of 2008 compared to 2007.  Increased mill throughput resulted from increased crusher availability, higher SAG and ball mill capacity and a higher instantaneous throughput rate.

Cash costs per ounce for the fourth quarter and the full year of 2008 declined by 44% and 33% respectively, compared to 2007 due to higher production as well as decreased mining costs following the transition from contractor to owner mining.

Sadiola mine, Mali

Attributable gold production was up 23% for both the fourth quarter and the full year of 2008 compared to 2007 due to higher gold grades and higher mill recoveries.  The gravity circuit commissioned in the year improved absolute recovery of both sulphide and oxide ores.  In addition, a higher proportion of oxide ore was processed.

Cash costs per ounce improved in 2008 due to increased production, despite higher royalties and consumable costs.

Yatela mine, Mali

Attributable gold production for the fourth quarter and the full year in 2008 decreased by 27% and 45%, respectively, compared to 2007, as a greater proportion of low-grade marginal ore from stockpiles was processed.

Cash costs per ounce were higher in 2008 compared to 2007 as a direct result of lower production and higher waste costs capitalized in 2007 as the strip ratio of the push back decreased and the ore body was accessed in the fourth quarter of 2008.  Improvements in mining costs were realized late in the year resulting from the engagement of a new mining contractor.

Tarkwa mine, Ghana

Attributable gold production declined in the fourth quarter and the full year of 2008 compared to the same period in 2007 as a result of lower production from the heap leach process.  Production was down in the fourth quarter of 2008 due to lower recoveries in the heap leach plant.

Cash costs per ounce increased for the fourth quarter and for the year in 2008 compared to 2007 primarily due to lower production and increased costs of consumables and significantly higher cost of power.

Damang mine, Ghana

Attributable gold production in the fourth quarter of 2008 was unchanged from the prior year.  Processing of higher grade ore resulted in a 9% improvement in full year gold production.

Year over year cash costs per ounce increased significantly due to higher costs for consumables and energy and lower waste stripping costs capitalized in 2008.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Niobium Operations

Niobec mine, Canada

Niobec continued to achieve strong operating results for the fourth quarter and the full year in 2008 with operating cash flow of $24.4 million and $68.4 million respectively.  Revenue from niobium increased as the realized price for niobium during the fourth quarter and the full year rose by 33% and 37%, respectively, compared to 2007.  This increase was partially offset by a decrease in sales volume of 9% for the quarter and 3% for the year.  Operating margins per kilogram of niobium(3) for the fourth quarter and the year in 2008 increased by 118% and 90%, respectively, compared to 2007.

Recent Events and Initiatives

Essakane Project, Burkina Faso

On December 11, 2008, IAMGOLD announced a plan of arrangement with Orezone Resources Inc. (“Orezone”) that, upon completion, will result in the acquisition of Orezone and its 90%-owned Essakane gold project in Burkina Faso, West Africa.  Subsequent to year-end, shareholders of Orezone approved the plan of arrangement at a special meeting held February 18, 2009.  Closing of the transaction is expected on February 25, 2009.  As part of the transaction, several of Orezone’s exploration properties, not related to the Essakane development project, will be spun out into a new exploration company (“Orezone Gold”).  Pursuant to the transaction, IAMGOLD will acquire all of the outstanding shares of Orezone, with each Orezone shareholder to receive 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold.  Approximately 28.7 million IAMGOLD shares will be issued to Orezone shareholders.

The Essakane project is fully permitted and under construction.  A feasibility study dated July 2008 indicates proven and probable reserves of 3.1 million ounces using a $600 per ounce gold price (reserves of 3.4 million ounces using a $700 per ounce gold price) and measured and indicated resources of 4.0 million ounces.  Average gold production is expected to be approximately 315,000 ounces over the mine life at an average cash operating cost of $358 per ounce, using a $600 per ounce gold price and an $85 per barrel oil price.  Full production is anticipated to commence in late 2010, requiring a remaining capital expenditure of approximately $350 million to be invested by that time.

EURO Ressources S.A., France

Through the bid process conducted in the fourth quarter of 2008, the Company acquired control of 84.55% of the outstanding shares of Euro Ressources S.A. (“EURO”).  EURO has a participation right royalty on production from IAMGOLD’s Rosebel gold mine.  As a result, royalty costs at the Rosebel mine will be reduced by approximately $40-$50 per ounce based on recent gold prices. The total purchase price was $83.9 million, including transaction costs of $3.3 million.

La Arena, Peru

In early 2008, IAMGOLD announced it had entered into an agreement for the sale of its Peruvian development gold-copper La Arena project.  The sale was contingent on financing arrangements with the buyer.  Due to the constraints of the current credit markets, alternative financial structures are being considered by the buyer to conclude the transaction.  The Company has received additional expressions of interest for the property from other parties.  In addition, the Company will continue to assess the option of developing the property.

Sleeping Giant, Canada

In October 2008, the Company completed the sale of the Sleeping Giant property resulting in a gain of $2.6 million.  By accelerating the mining schedule, gold production was increased, cash costs were reduced and IAMGOLD successfully mined and processed all reserves prior to the sale.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Buckreef, Tanzania

Since the acquisition of the Buckreef project in early 2006, comprehensive exploration programs have been completed, including approximately 100,000 meters of drilling.  This work did not materially increase the resource base and preliminary metallurgical results indicate only low to moderate recoveries could be expected from heap leaching.  As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111.6 million ($98.9 million after impact of income taxes) was recorded in the fourth quarter of 2008.

Merrex, Mali

In December, 2008, IAMGOLD entered into an option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project in Mali, West Africa, by spending C$10.5 million over four years.  As part of the agreement, IAMGOLD subscribed for 4,285,714 units through a C$1.5 million private placement, resulting in IAMGOLD holding approximately 6.5% of Merrex.  Each unit is comprised of one common share of Merrex and one 12-month warrant, exercisable at C$0.45 per share.

The Siribaya gold project consists of a 700 square kilometer land package in western Mali that covers two major regional structural trends that hold significant potential for economic gold mineralization.  Merrex has spent over C$8.0 million to date on exploration at Siribaya and has reported significant gold intersections along a two-kilometer segment of an anomalous gold trend that extends for more than six kilometers within the land package.

Reserves and Resources

Please refer to press release issued February 23, 2009 and the Reserves and Resources section of the Company’s website for more details.

IAMGOLD’s total proven and probable reserves increased by 20% or 1.6 million ounces to 9.6 million ounces as at year end 2008, compared to a year earlier.  Including depletion of 1.1 million ounces attributed to 2008 gold production, reserves increased by 2.7 million ounces.  The main contributors to the increase are the Rosebel mine and the Quimsacocha project, although reserve replacement was achieved at all continuing IAMGOLD operations.  Upon the closing of the acquisition of Orezone, an additional 3.1 million ounces using a $600 per ounce gold price (or 3.4 million ounces using a $700 per ounce gold price) related to the Essakane project in Burkina Faso will be added to IAMGOLD’s proven and probable reserves.  Niobium proven and probable reserves increased by 36% to 137,800 tonnes of contained Nb2O5.  This presents an 18-year mine life at current production rates and a production expansion plan is being reviewed.

Project Updates

Westwood project, Canada

In January 2009, IAMGOLD completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013.  The study shows that during the first 13 years, production will average about 200,000 ounces of gold per year with cash costs averaging $290 per ounce.  The operation is projected to generate a pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years, using a gold price of $700 per ounce.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Quimsacocha, Ecuador

Ecuador’s National Assembly ratified a new Mining Law on January 26, 2009.  The next step is for companies to sign individual exploitation licenses with the Ministry of Mines and Petroleum.  Concurrently, the government will proceed with the development of mining and environmental regulations to support the Mining Law.  Upon signing a satisfactory exploitation contract with the government, IAMGOLD will proceed with the remaining studies.  A final feasibility study for Quimsacocha is expected to take approximately 12 months to complete at a cost of $14 million.

Camp Caiman, French Guiana

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step.  This working document has been circulated to a group of stakeholders for review, providing  the  context  for  mining  development  and recommends areas for mineral  development,  as well as outlining environmentally sensitive areas that  they  suggest  should  be  considered for exclusion.  Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time IAMGOLD will be actively working with government officials and key stakeholders to develop a plan that would permit development of the Camp Caiman deposit using an alternative approach, subject to appropriate restrictions and regulations.  Following the period of consultation, the government is expected to prepare the final mining framework.

If the Company is unable the reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  In order to protect the interests of the Company’s shareholders for damages incurred to date, a legal action has been filed and the appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

Exploration and Development Update

In 2008, the Company spent $83.5 million on exploration and development stage projects compared to $74.9 million in 2007.  The total includes greenfields exploration, near-mine exploration and development, and development stage projects in the Company’s project pipeline.

Expenditures on greenfields exploration in 2008 were $29.7 million including $4.6 million of capitalized expenditures and $3.1 million expensed costs at Buckreef in Tanzania.  Greenfields work totaling $22.0 million was carried out at more than fifteen early stage projects in eight countries of South America and Africa.  As part of the Company’s emphasis on organic growth, a total of 77,000 meters of drilling were completed on eleven projects.

Near-mine exploration and development expenditures totaled $20.4 million with $13.0 million and $7.4 million in capitalized and expensed expenditures respectively.  More than half of the total relates to near-mine exploration work at Rosebel, as part of a 64,800-meter diamond drilling program that successfully replaced and expanded the year-end mineral reserves within and near the known deposits.  Near-mine expenditures of $6.5 million at the Doyon mine were part of a deep drilling program beneath and adjacent to the current operation.

Expenditures at development stage projects including Westwood, Camp Caiman, La Arena, and Quimsacocha were $33.3 million in 2008.  Capitalized expenditures of $27.1 million or 81% of this total was related to Westwood.  Spending at the three other properties were reduced and reflected lower activity.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Outlook

Outlook
2009
Attributable share of gold production (000 oz)	880
Cash cost ($/oz)	$470-$480
Projected gold price ($/oz)	$800
Projected oil price ($/barrel)	$65
Projected foreign exchange rate (C$/US$)	1.15

Attributable Gold and Niobium Production

The 2009 production guidance reflects the completion of mining at Sleeping Giant in October 2008, the planned closure of the Doyon mine by the middle of 2009, and lower gold grades at Sadiola and Mupane.  These decreases are expected to be partially offset by throughput increases at Rosebel and Tarkwa, and a grade increase at Yatela, which has already begun to positively impact production.

Niobium production at Niobec is forecast to be 4,400 tonnes and is comparable to 2008 levels.  Operating margins(3) are projected in the $17-$19 per kilogram range with commitments for approximately 75% of 2009 production.

Cash Cost

Cash costs(1) per ounce are expected to increase marginally in 2009 compared to 2008, due mainly to lower production.

Notwithstanding the Company’s hedging strategy below, the current market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates.  Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.

Hedging Strategy

As part of IAMGOLD’s focus on managing costs, the Company recently entered into hedging of its fuel and currency exposures to mitigate price volatility of the underlying costs.  IAMGOLD has hedged approximately 50% of its 2009 exposure to both fuel and Canadian dollar costs through the use of option and forward contracts.

IAMGOLD’s fuel or diesel costs exposures (excluding Tarkwa and Damang) have been hedged by entering into call option contracts against heating oil, due to the similar pricing behavior of diesel and heating oil.  Furthermore, due to the price correlation between heating oil and light crude, the hedge contracts have capped the costs at an average price of $64 per barrel.

IAMGOLD’s exposure to underlying Canadian dollar costs has been hedged by entering into various currency contracts to reduce its exposure to fluctuations in the Canadian dollar volatility.  The option contracts have created an effective average exchange rate range of 1.14 to 1.29 and the forward contracts have an effective average exchange rate of 1.23.

Capital Expenditures

The Company plans to invest significantly in mine development and exploration in 2009.  Including the Essakane project, capital expenditures of approximately $435 million are projected.  In addition, $34 million in greenfields exploration expenditures are planned in the year.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Corporate Strategy

The Company will continue to focus on cost reduction and increasing reserves and production by building on its strengths in identifying opportunities, project management, construction and operational efficiency.  The Company plans to continue to maintain a strong balance sheet and the liquidity to support its strategic initiatives going forward.

Acquisition opportunities will focus on superior economic returns with a particular emphasis on decreasing the Company’s long-term cost structure.  Other key acquisition criteria include a minimum increase to production of 100,000 ounces per annum, a demonstrated exploration upside and a geographic fit with the Company’s existing profile.

(1)	Cash costs is a non-GAAP measure. Please refer to Section 3.b. of the Supplemental information attached at the end of this press release for reconciliation to GAAP.
(2)	Adjusted net earnings is a non-GAAP measure. Please refer to Section 3.a. of the Supplemental information attached at the end of this press release for reconciliation to GAAP.
(3)	The Niobec operating margin is a non-GAAP measure. Please refer to Section 3.c. of the Supplemental information attached to the end of this press release for reconciliation to GAAP.
(4)
Total earnings from operations and working interests is a non-GAAP measure.  Please refer to Page 15, Consolidated Statement of earnings in the Supplemental Information attached to the end of this press release for reconciliation to GAAP.

Conference Call

A conference call to review the Company’s fourth quarter and annual results will take place on Wednesday, February 25, 2009 at 11:00 a.m. EST. N.A. toll-free: 1-866-551-1530 or 1-212-401-6700 passcode: 5415694#. This conference call will also be audiocast on IAMGOLD’s website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. February 25 to March 31, 2009 by dialing N.A. toll-free: 1-866-551-4520 or 1-212-401-6750 passcode: 243151#.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC.  The Qualified Persons responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation are Réjean Sirois, Eng., Manager, Mining Geology and Francis Clouston, Eng., Manager, Project Evaluation.  Each is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on.  The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Forward Looking Statements

This press release contains forward-looking statements.  All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F.  A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:
Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999

Carol Banducci
Chief Financial Officer
Tel: (416) 360-4742
Toll-free: 1 888 IMG-9999

Elaine Ellingham
Senior VP, Investor Relations and Communications
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com ..

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Supplemental Information

1.	Consolidated Financial statements (Balance sheets, Statements of earnings, and statements of cash flows) (unaudited)

2.	Mining operations production data (unaudited)

3.	Non-GAAP Financial Measures (unaudited)

a.	Adjusted Net Earnings

b.	Cash Costs

c.	Unit Operating Margin per Kilogram of Niobium for the Niobec mine

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Consolidated Balance Sheets

(Unaudited; Expressed in thousands of US dollars)

	December 31, 2008	December 31, 2007
ASSETS	$	$
Current assets:
Cash and cash equivalents	117,989	113,265
Gold bullion (market value $151,079; December 31, 2007: $129,193)	70,191	53,982
Receivables	59,546	71,144
Inventories	92,801	89,230
Prepaid expenses	4,617	6,077
	345,144	333,698
Other long-term assets	105,235	88,416
Working interests	153,171	112,478
Royalty interests	30,801	34,835
Mining assets	1,041,555	1,023,961
Exploration and development	121,689	225,473
Goodwill	342,046	361,648
Other intangible assets	12,045	15,103
	2,151,686	2,195,612
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	142,280	127,672
Dividends payable	17,740	17,625
Credit facility	50,000	4,000
Current portion of long-term liabilities	29,679	28,430
	239,699	177,727
Long-term liabilities:
Long-term debt	5,467	5,696
Future income and mining tax liability	159,739	157,956
Asset retirement obligations	70,490	77,506
Other long-term liabilities	6,239	6,360
Long-term portion of forward sales liability	-	10,472
	241,935	257,990
Non-controlling interests	14,386	8,579
Shareholders’ equity:
Common shares	1,655,755	1,633,119
Contributed surplus	39,242	20,034
Warrants	-	24,391
Retained earnings	21,897	49,553
Accumulated other comprehensive income (loss)	(61,228)	24,219
	1,655,666	1,751,316
	2,151,686	2,195,612

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Consolidated Statements of Earnings
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	$	$	$	$
Revenues	209,659	194,246	869,636	678,131
Expenses:
Mining costs, excluding depreciation, depletion and amortization	100,136	114,179	451,830	426,487
Depreciation, depletion and amortization	41,046	38,063	169,629	117,581
	141,182	152,242	621,459	544,068
	68,477	42,004	248,177	134,063
Earnings from working interests	1,707	7,872	24,273	25,392
	70,184	49,876	272,450	159,455
Other:
Corporate administration	11,745	9,825	42,035	33,513
Exploration	9,263	9,740	33,628	28,446
Impairment charges	125,295	5,903	129,861	99,628
Interest expense	462	153	675	1,309
Foreign exchange	186	700	1,068	1,911
Derivative loss (gain)	4,168	203	4,341	(549)
Other expenses (income)	8,008	(2,335)	(783)	(5,884)
	159,127	24,189	210,825	158,374
Non-controlling interest	649	1,004	3,120	1,764
	159,776	25,193	213,945	160,138
Earnings (loss) before income and mining taxes	(89,592)	24,683	58,505	(683)
Income and mining taxes:
Current taxes	22,045	2,199	76,340	26,958
Future taxes	(15,228)	13,986	(7,919)	14,419
	6,817	16,185	68,421	41,377
Net earnings (loss)	(96,409)	8,498	(9,916)	(42,060)
Weighted average number of common shares outstanding (in t housands)
Basic	295,651	293,715	295,430	293,284
Diluted	295,651	294,581	295,430	293,284
Basic and diluted net earnings (loss) per share	(0.33)	0.03	(0.03)	(0.14)

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)
	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	$	$	$	$
Operating activities:
Net earnings (loss)	(96,409)	8,498	(9,916)	(42,060)
Disbursement to defined benefit plans	(86)	(197)	(170)	(2,285)
Disbursement to asset retirement obligations	(3,390)	(113)	(9,769)	(359)

Items not affecting cash:
Earnings from working interests	(1,707)	(7,872)	(24,273)	(25,392)
Depreciation, depletion and amortization	41,046	38,063	169,629	117,581
Impairment charges	125,295	5,903	129,861	99,628
Amortization of forward sales liability	(4,593)	(6,018)	(17,874)	(34,935)
Future income and mining taxes	(15,228)	13,986	(7,919)	14,419
Stock-based compensation	2,440	295	4,035	2,855
Derivative loss (gain)	4,168	203	4,341	(549)
Non-controlling interest	649	1,004	3,120	1,764
Other	9,205	5,451	4,107	8,768
Change in non-cash working capital	3,865	(2,576)	9,346	(22,306)
	65,255	56,627	254,518	117,129
Investing activities:
Business acquisition, net of cash acquired	(94,179)	(173)	(98,592)	(173)
Short-term deposits	-	39	-	39
Investments	(1,143)	6,603	(1,960)	-
Mining assets	(48,479)	(35,705)	(159,506)	(96,959)
Exploration and development	(2,214)	(4,899)	(9,813)	(23,179)
Long-term ore stockpiles	(4,291)	(9,586)	(17,808)	(9,586)
Restricted cash	2,550	-	(4,205)	-
Net proceeds (acquisition) of other assets	(3,252)	(2,656)	(968)	14,598
	(151,008)	(46,377)	(292,852)	(115,260)
Financing activities:
Proceeds from loan	51,178	-	51,178	7,500
Repayment of long-term debt	(933)	(3,644)	(4,960)	(36,694)
Issue of common shares, net of issue costs	227	596	14,465	5,089
Share purchase loan	-	295	-	295
Dividends paid	-	-	(17,625)	(17,570)
	50,472	(2,753)	43,058	(41,380)
Increase (decrease) in cash and cash equivalents from continuing operations	(35,281)	7,497	4,724	(39,511)
Increase in cash and cash equivalents from discontinued operations	-	-	-	28,451
Net increase (decrease) in cash and cash equivalents	(35,281)	7,497	4,724	(11,060)
Cash and cash equivalents, beginning of period	153,270	105,768	113,265	124,325

Cash and cash equivalents, end of period	117,989	113,265	117,989	113,265

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

2.	Mining Operations Production Data (unaudited)

Tables below show production data for each mining operation for each quarter of 2007 and 2008.

2008					2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	13,242	11,139	9,912	10,099	10,073	10,518	8,167	7,205
Strip ratio(a)	3.8	4.3	3.8	4.1	3.8	3.5	3.3	4.0
Ore milled (000t)	2,178	2,198	2,002	1,931	1,958	2,076	1,949	1,522
Head grade (g/t)	1.4	1.3	1.3	1.3	1.4	1.2	1.2	1.1
Recovery (%)	90	92	93	93	93	93	93	90
Gold production – 100% (000 oz)	90	86	79	76	82	75	71	48
Attributable gold production – 95% (000 oz)	86	82	75	72	77	71	69	46
Gold sales – 100% (000 oz)	89	87	77	70	74	74	71	48
Gold revenue ($/oz)(b)	$802	$870	$904	$926	$819	$668	$660	$652
Cash cost excluding royalties ($/oz)	$339	$399	$379	$385	$312	$395	$401	$442
Royalties ($/oz)	65	96	106	103	91	63	65	63
Cash cost ($/oz)(c)	$404	$495	$485	$488	$403	$458	$466	$505

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	105	106	116	127	167	148	166	162
Ore milled (000t)	113	104	118	121	168	154	173	147
Head grade (g/t)	9.5	8.5	8.0	7.7	6.6	6.6	6.5	6.7
Recovery (%)	95	95	96	97	96	96	96	96
Gold production (000 oz)	33	27	29	29	34	32	34	31
Gold sales (000 oz)	30	29	25	31	31	29	28	33
Gold revenue ($/oz)(b)	$793	$874	$895	$925	$792	$692	$664	$655
Cash cost excluding royalties ($/oz)	$411	$509	$547	$543	$470	$495	$484	$452
Royalties ($/oz)	8	10	84	92	59	46	49	57
Cash cost ($/oz)(c)	$419	$519	$631	$635	$529	$541	$533	$509

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	-	49	59	48	44	37	44	45
Ore milled (000t)	-	51	58	48	45	37	43	45
Head grade (g/t)	-	13.4	13.4	11.8	12.8	12.1	13.1	12.0
Recovery (%)	-	97	97	97	98	97	98	97
Gold production (000 oz)	6	21	24	18	18	14	18	17
Gold sales (000 oz)	8	22	25	17	18	14	16	17
Gold revenue ($/oz)(b)	$795	$866	$892	$932	$789	$692	$666	$655
Cash cost excluding royalties ($/oz)	$87	$242	$306	$414	$418	$386	$298	$330
Royalties ($/oz)	7	11	5	-	-	-	-	-
Cash cost ($/oz)(c)	$94	$253	$311	$414	$418	$386	$298	$330

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

2008					2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,382	633	192	711	1,393	1,588	2,424	2,075
Strip ratio(a)	3.2	1.9	0.5	1.1	2.8	3.9	6.8	10.8
Ore milled (000t)	309	269	275	224	255	238	233	183
Head grade (g/t)	3.7	3.6	3.4	3.4	3.4	3.4	3.7	3.3
Recovery (%)	83	84	83	84	84	86	87	86
Gold production (000 oz)	30	26	25	20	23	22	24	17
Gold sales (000 oz)	23	28	23	19	19	25	23	19
Gold revenue ($/oz)(b)	$671	$705	$664	$626	$621	$635	$617	$606
Cash cost excluding royalties ($/oz)	$231	$380	$338	$375	$442	$550	$469	$620
Royalties ($/oz)	40	45	40	47	40	41	30	30
Cash cost ($oz)(c)	$271	$425	$378	$422	$482	$591	$499	$650

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	2,448	1,831	2,250	2,629	2,834	1,795	2,942	2,887
Strip ratio(a)	3.0	4.2	2.7	2.5	3.5	4.1	3.1	4.6
Ore milled (000t)	427	381	397	359	418	373	398	391
Head grade (g/t)	3.9	3.3	4.1	4.4	3.5	3.8	4.0	3.6
Recovery (%)	85	89	82	75	80	75	79	78
Attributable gold production (000 oz)	49	41	45	37	40	35	34	31
Attributable gold sales (000 oz)	51	39	45	37	40	35	35	34
Gold revenue ($/oz)(b)	$812	$874	$895	$930	$800	$681	$666	$652
Cash cost excluding royalties ($/oz)	$300	$346	$360	$344	$358	$343	$365	$367
Royalties ($/oz)	51	50	54	56	48	42	41	42
Cash cost ($oz)(c)	$351	$396	$414	$400	$406	$385	$406	$409

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	941	815	986	637	1,254	599	312	351
Capitalized waste mined - pit cutback (000t)	38	102	158	386	120	652	1,391	1,339
Strip ratio(a)	4.9	3.8	8.2	8.6	8.3	2.1	0.5	1.0
Ore crushed (000t) (d)	304	214	276	294	349	259	337	287
Head grade (g/t)	2.0	2.7	2.6	1.5	2.5	2.3	5.0	3.3
Attributable gold stacked (000 oz)	20	18	21	14	28	19	54	30
Attributable gold production (000 oz)	16	18	15	17	22	30	33	35
Attributable gold sales (000 oz)	17	17	15	17	22	31	32	36
Gold revenue ($/oz)(b)	$819	$867	$898	$921	$796	$679	$666	$651
Cash cost excluding royalties ($/oz)	$460	$516	$530	$348	$183	$199	$189	$140
Royalties ($/oz)	52	49	53	55	48	42	38	40
Cash cost ($oz)(c)	$512	$565	$583	$403	$231	$241	$227	$180

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

2008					2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,485	4,576	3,885	3,904	4,313	4,053	4,128	4,567
Capitalized waste mined (000t)	2,005	1,272	1,009	1,611	1,459	1,188	1,262	864
Strip ratio(a)	3.2	3.4	3.3	3.2	3.2	3.5	3.0	3.3
Heap Leach:
Ore crushed (000t)	758	785	769	816	788	738	796	827
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz) (d)	25	26	25	27	26	24	27	27
Attributable gold production (000 oz)	15	17	18	18	18	17	19	20
Mill:
Ore milled (000t)	260	256	264	274	268	247	271	287
Head grade (g/t)	1.4	1.7	1.6	1.6	1.5	1.5	1.5	1.6
Recovery (%)	97	98	97	98	98	98	97	97
Attributable gold production (000 oz)	11	13	14	13	12	12	13	13
Total attributable gold production (000 oz)	26	30	32	31	30	29	32	33
Total attributable gold sales (000 oz)	26	30	32	31	31	28	32	33
Gold revenue ($/oz)(b)	$805	$870	$896	$915	$784	$679	$669	$650
Cash cost excluding royalties ($/oz)	$560	$549	$451	$435	$428	$413	$309	$355
Royalties ($/oz)	24	26	27	27	24	20	20	20
Cash cost ($oz)(c)	$584	$575	$478	$462	$452	$433	$329	$375

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	878	1,175	1,348	1,583	1,105	914	876	826
Capitalized waste mined - pit cutback (000t)	-	-	-	145	412	433	519	712
Strip ratio(a)	3.2	4.5	4.8	6.7	5.0	5.1	6.1	4.4
Ore milled (000t)	230	214	200	233	208	212	235	262
Head grade (g/t)	1.4	1.3	1.6	1.4	1.3	1.4	1.1	1.2
Recovery (%)	93	93	94	94	94	94	91	92
Attributable gold production & sales (000 oz)	9	8	10	10	9	9	7	9
Gold revenue ($/oz)(b)	$807	$868	$897	$921	$789	$679	$669	$649
Cash cost excluding royalties ($/oz)	$611	$864	$598	$557	$604	$452	$564	$447
Royalties ($/oz)	24	26	27	28	24	20	20	19
Cash cost ($oz)(c)	$635	$890	$625	$585	$628	$472	$584	$466

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to Section 3.b. of the Supplemental Information for reconciliation to GAAP.
(d)	Third quarter of 2008 adjusted to reflect more accurate information.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

		2008			2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	419	460	475	447	250	428	415	437
Ore milled (000t)	442	452	465	429	363	425	410	420
Grade (% Nb205)	0.59	0.62	0.60	0.67	0.66	0.65	0.63	0.64
Niobium production (000kg Nb)	1,056	1,154	1,035	1,151	1,008	1,102	1,056	1,134
Niobium sales (000kg Nb)	974	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)(a)	$24	$22	$15	$16	$11	$14	$9	$7
(in millions $)
Operating cash flow before change in non-cash working capital	$23.5	$16.7	$16.3	$17.0	$11.8	$13.5	$11.2	$7.2
Change in non-cash working capital	2.0	(0.5)	(2.1)	(3.4)	4.2	(0.2)	3.6	(2.4)
Operating cash flow	$25.5	$16.2	$14.2	$13.6	$16.0	$13.3	$14.8	$4.8

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to Section 3.c. of the Supplemental Information for reconciliation to GAAP.

3.a.   Non-GAAP Financial Measures - Adjusted Net Earnings (unaudited)

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges.  Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods.  Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP.  The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in $ millions)	$	$	$	$	$	$	$	$
Adjusted net earnings	16.4	23.4	33.3	34.4	14.4	19.5	12.3	11.3
Impairment charges	(125.3)	(4.6)	-	-	(5.9)	-	(93.7)	-
Income taxes related to impairment charges	12.5	-	-	-	-	-	-	-
Net earnings (loss)	(96.4)	18.8	33.3	34.4	8.5	19.5	(81.4)	11.3

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

3.b. Non-GAAP Financial Measures - Cash Costs (unaudited)

The Company’s Press Release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance.  This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations.  “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Cash costs for the Fourth quarter ended December 31, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	37.4	12.1	(0.7)	7.6	22.5	8.6	87.5	12.6	100.1
Adjust for:
By-product credit	-	(0.3)	(0.1)	0.1	-	(0.1)	(0.4)
Stock movement	(1.5)	2.4	(0.4)	1.3	(0.8)	(0.6)	0.4
Accretion expense	(0.3)	(0.5)	(0.3)	(0.1)	(0.1)	(0.1)	(1.4)
Foreign exchange, interest and other	0.5	(0.1)	2.0	(0.8)	(4.2)	0.4	(2.2)
Cost attributed to non-controlling interest	(1.8)	-	-	-	-	-	(1.8)
	(3.1)	1.5	1.2	0.5	(5.1)	(0.4)	(5.4)
Cash costs – operating mines	34.3	13.6	0.5	8.1	17.4	8.2	82.1
Cash costs – working interests(3)							21.5
Total cash costs including working interests							103.6
Attributable gold production – operating mines (000 oz )	86	33	6	30	49	16	220
Attributable gold production – working interests (000 oz)(3)							35
Total attributable gold production (000 oz)							255
Total cash costs ($/oz)	404	419	94	271	351	512	408

Cash costs for Year ended December 31, 2008
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	156.3	67.4	21.3	35.8	71.7	35.0	387.5	64.3	451.8
Adjust for:
By-product credit	(0.2)	(2.7)	(0.9)	(0.1)	(0.1)	(0.1)	(4.1)
Stock movement	(0.1)	1.6	(1.4)	1.8	-	-	1.9
Accretion expense	(1.3)	(1.9)	(0.2)	(0.3)	(0.6)	(0.4)	(4.7)
Foreign exchange, interest and other	(1.1)	-	2.0	-	(4.0)	(0.6)	(3.7)
Cost attributed to non-controlling interest	(7.7)	-	-	-	-	-	(7.7)
	(10.4)	(3.0)	(0.5)	1.4	(4.7)	(1.1)	(18.3)
Cash costs – operating mines	145.9	64.4	20.8	37.2	67.0	33.9	369.2
Cash costs – working interests(3)							87.2
Total cash costs including working interests							456.4
Attributable gold production – operating mines (000 oz )	315	118	69	101	172	66	841
Attributable gold production – working interests (000 oz)(3)							156
Total attributable gold production (000 oz)							997
Total cash costs ($/oz)	466	548	303	367	389	514	459

(1) Niobium, Exploration and development and Corporate Segments.
(2) As per Consolidated Statement of Earnings.
(3) Working Interests relate to Tarkwa and Damang.
(4) The Sleeping Giant mine closed on October 31, 2008.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

Cash costs for the Fourth quarter ended December 31, 2007
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	31.8	16.3	7.1	10.2	17.6	8.1	91.1	23.1	114.2
Adjust for:
By-product credit	(0.1)	(0.9)	(0.2)	-	-	-	(1.2)
Stock movement	0.9	3.5	0.3	1.0	-	-	5.7
Accretion expense	(1.1)	(0.6)	0.3	0.5	(0.2)	(0.3)	(1.4)
Foreign exchange, interest and other	1.4	(0.2)	0.1	(1.1)	(1.0)	(2.6)	(3.4)
Cost attributed to non-controlling interest	(1.6)	-	-	-	-	-	(1.6)
	(0.5)	1.8	0.5	0.4	(1.2)	(2.9)	(1.9)
Cash costs – operating mines	31.3	18.1	7.6	10.6	16.4	5.2	89.2
Cash costs – working interests(3)							18.8
Total cash costs including working interests							108.0
Attributable gold production – operating mines (000 oz )	77	34	18	23	40	22	214
Attributable gold production – working interests (000 oz)(3)							39
Total attributable gold production (000 oz)							253
Total cash costs ($/oz)	403	529	418	482	406	231	427

Cash costs for Year ended December 31, 2007
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	124.8	67.8	24.6	49.5	59.3	29.8	355.8	70.7	426.5
Adjust for:
By-product credit	(0.2)	(2.5)	(0.8)	(0.2)	(0.1)	(0.1)	(3.9)
Stock movement	1.8	6.1	0.9	(1.2)	(1.4)	(0.3)	5.9
Accretion expense	(1.2)	(1.7)	(0.9)	(0.5)	(0.3)	(0.2)	(4.8)
Foreign exchange, interest and other	(0.5)	(0.4)	0.1	(0.7)	(1.2)	(3.0)	(5.7)
Cost attributed to non-controlling interest	(6.2)	-	-	-	-	-	(6.2)
	(6.3)	1.5	(0.7)	(2.6)	(3.0)	(3.6)	(14.7)
Cash costs – operating mines	118.5	69.3	23.9	46.9	56.3	26.2	341.1
Cash costs – working interests(3)							67.2
Total cash costs including working interests							408.3
Attributable gold production –operating mines (000 oz)	263	131	67	86	140	120	807
Attributable gold production – working interests (000 oz)(3)							158
Total attributable gold production (000 oz)							965
Total cash costs ($/oz)	452	528	358	548	401	217	423

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)

3.c.   Non-GAAP Financial Measures - Unit Operating Margin per Kilogram of Niobium for the Niobec mine (unaudited)

The Company’s Press Release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations.  Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

(unaudited)	2008				2007
(in $ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in consolidated financial statements	36.5	35.5	38.4	32.7	30.1	26.5	28.9	22.2
Mining costs per consolidated statement of earnings	100.1	123.4	120.2	108.1	114.2	105.8	110.9	95.6
Mining costs from gold mines as per cash cost reconciliation	(87.5)	(108.1)	(99.9)	(92.0)	(91.1)	(91.7)	(92.6)	(80.4)
Other mining costs	0.2	(0.6)	(0.3)	(0.1)	(4.4)	(1.0)	(0.5)	(0.1)
Mining costs from the Niobec mine	12.8	14.7	20.0	16.0	18.7	13.1	17.8	15.1
Operating margin	23.7	20.8	18.4	16.7	11.4	13.4	11.1	7.1
Sales volume (000 kg Nb)	974	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)	$24	$22	$15	$16	$11	$14	$9	$7

IAMGOLD CORPORATION - FOURTH QUARTER REPORT -   DECEMBER 31, 2008 (UNAUDITED)